               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 9)<F1>

                   WHG Bancshares Corporation
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           928949106
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        April 8, 1999
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (e)(f) or (g), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                   -0-
Shares         8.  Shared Voting
Beneficially       Power                             47,825*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                               -0-
ing Person     10. Shared Dispositive
with               Power                             47,825*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  47,825*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            3.53%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 928949106
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             47,825*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             47,825*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  47,825*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            3.53%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 7 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.10 per share ("Common Stock") of WHG Bancshares Corporation, a Maryland corporation ("WHG"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby supplemented by the addition of the following:

            "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares were acquired. Mr. and Mrs. Davis may, at any time and from time to time, review or reconsider their position with respect to WHG and may acquire and/or dispose of additional shares of Common Stock of WHG for investment purposes and/or formulate plans or proposals which have not been previously disclosed with respect to any of such matters, but have no present intention to do so."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          (a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 47,825 shares, representing 3.53 percent of the outstanding shares of Common Stock based on 1,353,109 shares of Common Stock disclosed by WHG as outstanding on April 27, 1999. All such shares are held in the name of Mr. & Mrs. Davis.

          (b) Subject to the matters referred to in paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 47,825 shares of Common Stock jointly owned by them.













                       Page 4 of 7 Pages

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

         "Mr. and Mrs. Davis directed the sale of 8,500 shares of common stock beneficially owned by them and received $79,437.29 in consideration and Mr. Davis directed the sale of 24,723 shares of common stock beneficially owned by him in an individual retirement account ("IRA") and received consideration of $242,534.77."

         "The shares of common stock which Mr. Davis sold that were held in his IRA were previously reported as jointly held by Mr. and Mrs. Davis. Some of the shares were transferred to Mr.
Davis' IRA prior to such sale."

         "All such common shares continue to be beneficially owned by Mr. and Mrs. Davis. The amount, date and other information with respect to such sales are listed on Schedule A attached hereto."

         C. Paragraph (e) of Item 5 of the statement is hereby amended and restated in its entirety to read as follows:

         (e) "On April 8, 1999, Mr. & Mrs. Davis ceased to be the beneficial owners of more than 5% of the outstanding shares of common stock. They currently own 3.53% of the outstanding shares of common stock."

























                       Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    4/29/99        Jerome H. Davis
                      Date           (Signature)

                    4/29/99        Susan B. Davis
                      Date           (Signature)








































                       Page 6 of 7 Pages

                           Schedule A
          Information with Respect to Transactions in the
         Common Stock of WHG Bancshares Corporation ("WHG")
                Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis
(IRA Account):

1.  4/5/99    (100)          $11.00         OTC         1,100.00

2.  4/7/99    (623)          $10.75         OTC         6,697.25

3.  4/8/99    (24,000)       $ 9.780738     OTC       234,737.52

Jerome H. Davis
and Susan B. Davis:

4.  4/9/99    (3,900)        $ 9.0945       OTC        35,468.55

5.  4/12/99   (1,000)        $ 9.875        OTC         9,875.00

6.  4/12/99   (100)          $10.00         OTC         1,000.00

7.  4/12/99   (600)          $10.00         OTC         6,000.00

8.  4/13/99   (400)          $ 9.7031       OTC         3,881.24

9.  4/14/99   (500)          $ 9.625        OTC         4,812.50

10. 4/14/99   (100)          $ 9.625        OTC           962.50

11. 4/19/99   (1000)         $ 9.000        OTC         9,000.00

12. 4/19/99   (900)          $ 9.375        OTC         8,437.50
__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or Mrs. Davis.

                         Page 7 of 7 Pages